EXHIBIT 12
PILGRIM'S PRIDE CORPORATION
COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

	Twenty-Six Weeks Ended
	June 30, 2013	June 24, 2012
Earnings:
Income before income taxes	$263,657	$107,046
Add: Total fixed charges (see below)	49,416	57,411
Less: Interest capitalized	541	771
Total earnings	312,532	163,686
Fixed charges:
Interest(a)	48,328	53,941
Portion of noncancelable lease expense representative of interest factor(b)	1,088	3,470
Total fixed charges	49,416	57,411

Ratio of earnings to fixed charges	6.32	2.85

(a)	Interest includes amortization of capitalized financing fees.
(b)	One-third of noncancellable lease expense is assumed to representative of the interest factor.